[LETTERHEAD OF COMMUNITY BANKERS TRUST CORPORATION]

November 30, 2009

BY EDGAR TRANSMISSION

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Community Bankers Trust Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Form 8-K filed on July 29, 2009

File No. 001-32590

Dear Ms. Ebbertt:

We have received the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your comment letter to Community Bankers Trust Corporation (the “Company”), dated September 30, 2009 (the “Comment Letter”), with respect to the filings referenced above. This letter responds to the comments set forth in the Comment Letter.

For convenience of reference, we have included your comments in this letter, and our response to each comment follows it.

The Company notes that the responses set forth below include statements that the Company will amend its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and each of its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009. The Company expects to submit these amended filings no later than January 29, 2010. The Company notes that the factors that are driving this expected timing include the time and effort associated with creating audited financial statements for the 2008 interim period for the Company’s two predecessor companies, as described below, and the fact that the Company is still in the process of addressing the accounting issues associated with its shared-loss agreements with the Federal Deposit Insurance Corporation (the “FDIC”), also as described below.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Form 10-K for fiscal year ended December 31, 2008

General

1.	We note that you have inappropriately checked two boxes, “accelerated filer” and “smaller reporting company,” on the cover of your Form 10-K. Please tell us which filing category you believe applies to you and provide us with your analysis.

Response: The Company determined that each of these filing categories applied to it with respect to the 2008 Form 10-K, as described below.

The Company determined that, as of the end of its 2008 fiscal year, it was an accelerated filer because, among other conditions, the market value of its voting and non-voting common equity held by non-affiliates exceeded $75 million as of the last business day of the second quarter of the 2008 fiscal year, as set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company has been an accelerated filer for each of the periodic filings that it has filed in the 2009 fiscal year and has checked the “accelerated filer” box on the cover of each of the filings referenced above.

Prior to the end of its 2008 fiscal year, the Company was a smaller reporting company. The Company determined that, as of the end of its 2008 fiscal year, it was no longer a smaller reporting company because its public float was no longer less than $75 million as of the last business day of the second quarter of the 2008 fiscal year, as set forth in Rule 12b-2. As set forth in Rule 12b-2, the transition from a “smaller reporting company” determination occurs with the Quarterly Report on Form 10-Q for the first fiscal quarter of the next year, and a transitioning company would begin using the larger reporting company requirements starting with that filing. The Commission’s Release No. 33-8876 (“Smaller Reporting Company Regulatory Relief and Simplification”) expressly provides the following: “A smaller reporting company required to transition to the larger reporting system after its determination date calculation will not be required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.” This Release expressly provides further that “a smaller reporting company with a fiscal year end of December 31, 2008 that is required to transition out of the scaled disclosure system into the larger company disclosure system will be required to do so beginning with the Form 10-Q for the first fiscal quarter of 2009, which would be due in May 2009.” Accordingly, the Company checked the “smaller reporting company” box on the cover of the 2008 Form 10-K, but it no longer checked such box beginning with its Quarterly Report on Form 10-Q for the period ended March 31, 2009.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

2.	To the extent you are an accelerated filer and are not able to avail yourself to the disclosure exemptions allowed for smaller reporting companies, please revise your Form 10-K to provide the complete disclosure requirements for accelerated filers. Specifically, it appears your revisions should include providing financial statements for the year ended December 31, 2006.

Response: As explained in the response to Comment 1 above, while the Company was an accelerated filer with respect to the 2008 Form 10-K, it was also able to avail itself of the smaller reporting company disclosure requirements for that filing, as set forth in the Commission’s adopting release for such requirements. The Company then transitioned to the larger reporting company disclosure requirements with its Quarterly Report on Form 10-Q for the period ended March 31, 2009. As a result, the Company respectfully requests that it not be required to revise the 2008 Form 10-K to provide disclosures that would be more burdensome than what was required for smaller reporting companies.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

3.	We note your disclosure that “it is important to note that prior year comparisons should be viewed with realization of Bank operations in 2008 versus no Bank operating activity in 2007.” We do not disagree that comparison of the results of operations for 2008 and 2007 are not prepared on a consistent basis. However, we believe your disclosures here and throughout your MD&A section could be enhanced to provide a more detailed and robust discussion of your historical and current financial and operating results. Please amend your Form 10-K for the year ended December 31, 2008 and your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 to expand your MD&A discussion to thoroughly discuss historical financial and operating results and information related to your predecessor entity, or entities, as well as consolidated financial and operating results for CBTC. Refer to Part III.B. of SEC Release No. 33-8350, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” for guidance.

Response: As this Comment requests, the Company will amend the 2008 Form 10-K and each of its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 to expand its MD&A discussion to thoroughly discuss historical financial and operating results and information related to its predecessor entities, as well as consolidated financial and operating results for the Company. See the response to Comment 5 for additional discussion with respect to the Company’s predecessor entities.

In addition, the MD&A discussion in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, as filed with the Commission on November 16, 2009, included certain historical financial and operating results and information related to its

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

predecessor entities, as well as consolidated financial and operating results for the Company. In preparing and completing the amended filings described in the preceding paragraph, the Company will review the discussion included in its Quarterly Report on Form 10-Q for the period ended September 30, 2009 and determine whether it should file an amendment to that filing to enhance further the discussion prepared in response to this Comment.

Asset Quality, page 27

4.	You state on page 27 that the “allowance for loan losses represents management’s estimate of the amount adequate to provide for potential losses inherent in the loan portfolio.” You also state on page 48 that the “allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience.” Please revise your document to reconcile the apparent contradiction between these disclosures as to whether your allowance provides for inherent probable losses or potential losses. Further, if true, please revise to confirm that your allowance represents the amount you believe is “appropriate” to provide for inherent probable losses in your portfolio.

Response: The Company will amend the 2008 Form 10-K to reconcile the apparent contradiction between the disclosures that this Comment identifies. The allowance provides for inherent “probable” losses. The Company will also revise the 2008 Form 10-K to confirm that the allowance represents the amount that the Company believes is “appropriate” to provide for such losses in its portfolio.

Item 8. Financial Statements and Supplementary Data

General – Financial Statements, page 43

5.

We note that on May 31, 2008, for accounting purposes, the business of Community Bankers Acquisition Corp acquired TransCommunity Financial Corporation (“TFC”) and BOE Financial Services of Virginia, Inc (“BOE”). We also note that Community Bankers Acquisition Corp was a blank check company formed “to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry and its only asset consisted of the cash proceeds held in a Trust received from Community Bankers Acquisition Corp’s IPO.” The designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business of another entity (or group of entities) and the registrant’s own operations prior to the succession appear insignificant relative to the operations assumed or

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

acquired. Based on this information and the definition of “predecessor” in Regulation C Rule 405, it appears predecessor financial statements for TFC, BOE, or both, should be presented in the filings. Please tell us how you considered this guidance in determining which of the acquired entities should be reflected as the predecessor. Please address the following in your response:

a.	The size of each bank including assets, revenues, and earnings;

b.	The relative voting rights in the newly formed entity, Community Bankers Trust Corporation, after the transactions;

c.	The composition of the Board of Directors after the transactions including who has the ability to elect or appoint a voting majority of the Board;

d.	The composition of the senior management after the transactions which includes the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them;

e.	The terms of the exchange of equity securities in the transaction; and

f.	The structure of the transaction including if one merger was contingent on me other.

Response: Upon review of this Comment and relevant guidance, the Company has determined that each of TransCommunity Financial Corporation (“TransCommunity Financial”) and BOE Financial Services of Virginia, Inc. (“BOE Financial”) is a predecessor to the Company. The Company provides supplementally the information below.

On May 31, 2008, the Company acquired TransCommunity Financial in a merger transaction. Under the terms of the merger agreement, each share of TransCommunity Financial’s issued and outstanding common stock was converted into 1.4200 shares of the Company’s common stock. The transaction with TransCommunity Financial was valued at $53.0 million. Total consideration paid to its shareholders consisted of 6,544,840 shares of the Company’s common stock issued. The transaction resulted in total assets acquired at May 31, 2008 of $268.8 million, including $241.9 million of loans, and liabilities assumed were $241.7 million, including $232.1 million of deposits. As a result of the merger, the Company recorded $22.2 million of goodwill and $5.3 million of core deposit intangibles.

In addition, on May 31, 2008, the Company acquired BOE Financial in a merger transaction. Under the terms of the merger agreement, each share of BOE Financial’s issued and outstanding common stock was converted into 5.7278 shares of the Company’s common stock. The transaction with BOE Financial was valued at $53.9 million. Total consideration paid to its

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

shareholders consisted of 6,957,405 shares of the Company’s common stock issued. This transaction resulted in total assets acquired at May 31, 2008 of $317.6 million, including $233.3 million of loans, and liabilities assumed were $288.0 million, including $256.4 million of deposits. As a result of the merger, the Company recorded $17.3 million of goodwill and $9.7 million of core deposit intangibles.

The Board of Directors of the Company following the merger transactions consisted of two existing members of the Company’s Board and six members each from the Boards of Directors of BOE Financial and TransCommunity Financial. In addition, BOE Financial’s President and Chief Executive Officer and its Chief Financial Officer became the Company’s President and its Chief Financial Officer, respectively, and TransCommunity Financial’s President and Chief Executive Officer and its Chief Financial Officer became the Company’s Chief Executive Officer and its Chief Accounting Officer, respectively.

6.	Please amend your Form 10-K for the year ended December 31, 2008 and your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 to present your consolidated balance sheets, consolidated statements of income, consolidated statement of changes in stockholders’ equity and consolidated statements for all periods as required by Article 3 of Regulation S-X as follows:

a.	Historical financial statements and information for your predecessor entity, or entities, through the years ended December 31, 2006 and 2007 and for the five month stub-period period ended May 31, 2008.

b.	Historical combined consolidated financial statements and information for CBTC for the seven month stub-period ended December 31, 2008; and combined consolidated financial statements and information for each interim and annual period for CBTC going forward.

Response: The Company will amend the 2008 Form 10-K and each of its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 to present the financial information that this Comment requests, as described below.

The 2008 Form 10-K, as amended, will include complete financial statements for the Company for the years ended December 31, 2007 and 2008. This amended filing will also include the financial statements of each of TransCommunity Financial and BOE Financial for the year ended December 31, 2007 and the five-month period ended May 31, 2008. As explained in the response to Comment 1 above, the Company was able to avail itself of the smaller reporting company disclosure requirements for the 2008 Form 10-K, as set forth in the Commission’s adopting release for such requirements. As such, the Company respectfully requests that it not be required to include a third year of financial information, with respect to the year ended December 31, 2006, which would be more burdensome than what was required for smaller reporting companies.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Each of the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009, as amended, will include financial statements for the Company for the periods required to be included in them. These amended filings will also include the financial statements of each of TransCommunity Financial and BOE Financial. The Quarterly Report on Form 10-Q for the period ended March 31, 2009, as amended, will include financial statements for the three-month period ended March 31, 2008 for each of the predecessor companies, and the Quarterly Report on Form 10-Q for the period ended June 30, 2009, as amended, will include financial statements for the five-month period ended May 31, 2008 for each of the predecessor companies. The Company notes that Regulation S-X does not require the presentation of a statement of changes in stockholders’ equity in quarterly report filings. Accordingly, in preparing and completing the amended quarterly reports described in this paragraph, the Company will make a determination as to the appropriateness of including such a statement in these filings.

The Company included, in its Quarterly Report on Form 10-Q for the period ended September 30, 2009, historical financial statements and other information for the five-month period ended May 31, 2008 for each of the predecessor companies, as this Comment contemplates. In preparing and completing the amended filings described in the preceding paragraph, the Company will review this information and determine whether it should file an amendment to that filing to enhance further the financial statements prepared in response to this Comment.

7.	Revise the other sections of your filings that contain financial information to reflect this predecessor format. Accordingly, please specifically revise the following:

a.	Selected financial data;

b.	Selected quarterly data as required by Item 302 of Regulation S-K;

c.	Management’s Discussion and Analysis; and

d.	Guide 3 disclosures.

Response: The Company will amend the 2008 Form 10-K and each of its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 to present the financial information that this Comment requests, except as described below.

As explained in the response to Comment 1 above, the Company was able to avail itself of the smaller reporting company disclosure requirements for the 2008 Form 10-K, as set forth in the Commission’s adopting release for such requirements. As such, the Company respectfully requests that it not be required to include selected financial data, as required by Item 301 of Regulation S-K, and selected quarterly data, as required by Item 302 of Regulation S-K, which would be more burdensome than what was required for smaller reporting companies. Each of these items expressly states that a smaller reporting company is not required to provide the information that it requires.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Note 1. Nature of Banking Activities and Significant Accounting Policies

Accounting for Certain Loans or Debt Securities Acquired in a Transfer, page 49

8.	We note your disclosure here regarding your policies for loans that are within the scope of SOP 03-3. However, we were unable to locate clear disclosure quantifying the amount of loans in your portfolio that you believe are subject to this guidance. Please revise to address the following:

a.	Clearly identify the amount and nature of loans that were within the scope of SOP 03-3 for each of your acquisitions.

b.	For each of your acquisitions, tell us the amount of impaired and nonperforming loans as of the acquisition date

c.	Clearly describe the steps you took to determine whether individual loans acquired were within the scope of SOP 03-3.

d.	For your portfolios subject to this guidance, please provide the disclosures required by paragraphs .14 through .16 of SOP 03-3.

Response: The Company notes that the total amount of loans that it acquired in connection with the mergers with BOE Financial and TransCommunity Financial and that were within the scope of ASC 310-30 (SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) (“SOP 03-3”) was approximately $5.0 million. As a result, this amount was not material to either or both transactions. Accordingly, the Company respectfully requests that it not be required to revise the 2008 Form 10-K to provide the disclosures that this Comment requests, except to note in such filing the immateriality of the amount involved.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Note 5. Mergers and Acquisitions, page 58

9.	You disclose on page 60 that you acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank (TCB) on November 21, 2008. Elsewhere, you disclose that you acquired additional loans and premises relating to these branches in early 2009. Revise to more clearly describe how you accounted for these transactions. Specifically disclose whether you believe the acquisition was a business combination and tell us how you made that determination. Identify the accounting guidance you relied on for your accounting treatment.

Response: The Company will amend the 2008 Form 10-K to disclose that the Company accounted for its acquisition of certain assets and assumption of all deposit liabilities relating to the operations of The Community Bank (“TCB”) as an “asset purchase,” and not as the acquisition of a “business,” as described below.

Pursuant to a competitive bid process, the FDIC awarded the Company the deposits of TCB’s four branches. As a result of the bidding process, Essex Bank, the Company’s wholly-owned banking subsidiary (the “Bank”), received all deposits (approximately $600 million) and no loans other than those that were secured by deposits. These loans totaled $1.5 million and were not material to the transaction. The Company received cash and cash equivalents from the FDIC for the balance of the deposits, net of the loans secured by cash and the deposit premium that the Company paid (approximately $564.5 million). In addition to the deposits, as the successful bidder, the Company had the right of first refusal to acquire loans previously held by TCB as well as the right to purchase certain real estate. Based on an assessment of the loans available for acquisition, only loans totaling approximately $20 million were deemed worthy of investment. These loans were acquired at par. The Bank purchased the four branch locations in July 2009 at their appraised value of approximately $6.4 million.

The Company evaluated and accounted for this transaction under the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 141(R), “Business Combinations” (Accounting Standards Codification (“ASC”) 805 Business Combinations), as well as EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Based on the guidance in these standards, a business is defined as follows:

A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

In assessing whether the net assets transferred had all elements necessary to continue to conduct normal operations, the Company considered inputs, processes and outputs. Specific items and conclusions are as follows:

Inputs

•	Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

There were no long-lived assets that were acquired as a part of the initial transaction. The Company did receive the option to purchase the branch facilities at a fair market value to be determined at a later date. However, the purchase of these facilities did not significantly impact the ability to continue with normal operations as a self-sustaining enterprise, as there were very limited revenue-earning assets available. There were no significant intangible assets acquired. In fact, the stigma of having previously been the branches of a failed institution negatively impacted the ability of the organization to continue as an enterprise.

•	Intellectual property.

There was no significant intellectual property acquired in the transaction. The most valuable remaining property of this nature was likely TCB’s FDIC charter, which was not transferred in the transaction.

•	The ability to obtain access to necessary materials or rights.

There were no necessary rights that were acquired with this transaction that created the opportunity for the acquired net assets to continue to conduct normal operations.

•	Employees.

No TCB employment agreements or other human resources-related liabilities or related benefits were transferred to the Company as part of the transaction. The Company did not retain any former employees of TCB other than one accounting clerk and branch level employees required to service the deposit customers. The remaining staffing level was not sufficient to allow for normal operations.

Processes

•

The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

At the conclusion of the transaction, the remaining net assets and resources had the ability to open, close and processes customer deposit transactions. As all strategic management, financial management, lending and loan operations staffs were not retained, no other critical processes could be performed by the remaining resources.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Outputs

•	The ability to obtain access to the customers that purchase the outputs of the transferred set.

Prior to the transaction, TCB generated revenue by originating loans to customers in its market area. As no lending staff was retained and only limited amounts of the loan portfolio were transferred, the Company did not acquire access to the loan customer base required to generate revenue to continue normal operations.

Based on the assessment described above, the significant limitations on the resources transferred in the transaction led management of the Company to conclude the net assets acquired did not meet the definition of a business, and accordingly the Company accounted for the transaction as an asset purchase.

10.	You disclose on page 60 that you provided loan servicing to TCB’s former loan customers. It is unclear from your disclosures how you account for these servicing activities, including whether you have recognized a servicing asset or liability for the servicing rights. Please revise Note 1 to your financial statements to include your accounting policy for the servicing of loans for others and the disclosures required by paragraph 4(h) of SFAS 156.

Response: The loan servicing reference that this Comment addresses was an arrangement between the Company and the FDIC following the Company’s transaction with respect to TCB’s operations. Under this arrangement, which is reflected in the purchase and assumption agreement with respect to that acquisition, the Company, through the Bank, agreed to service the loans, which the FDIC continued to own, of the failed institution. The Company agreed to provide this service for a period of six months as an accommodation to the FDIC until it could obtain a longer term solution. The loan servicing fees that the Company earned were approximately $10,000 and not material to its financial results. The Company no longer services these loans.

The Company notes that, as described in the response to Comment 9 above, it did purchase a small amount of loans at par, none of which were within the scope of SOP 03-3. The Company did not perform a fair value assessment for the loans that it serviced or that it purchased because the Company accounted for the acquisition of certain assets and the assumption of all deposit liabilities relating to TCB’s operations as an asset purchase.

When it amends the 2008 Form 10-K to address other matters in this response letter, the Company will amend the language that this Comment notes to explain the loan servicing relationship with the FDIC.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Note 7. Fair Value Measurements, page 61

11.	We note your disclosure on page 62 that substantially all of your impaired loans were evaluated based on the fair value of the collateral. We also note a similar statement in your disclosure on page 13 of your Form 10-Q for the period ended June 30, 2009. Due to the significant increase in your nonaccrual and impaired loans between December 31, 2008 and through the second quarter ended June 30, 2009 and your reliance on collateral for recovery of a portion of these loans, please confirm whether you use external appraisals to determine the fair value of the underlying collateral for collateral dependent loans. If so, please tell us and revise your Form 10-K for the year ended December 31, 2008 and your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 to address the following:

a.	How and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

b.	The typical timing surrounding the recognition of a collateral dependent loan as non-accrual and impaired, when you order and receive an appraisal, and the recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process.

c.	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

d.	How you estimate collateral deterioration when appraisals are unavailable or delayed.

e.	Compare and contrast the circumstances by which you rely on updated appraisals or internally developed estimates. Describe the assumptions and inputs used in your internally developed methodologies and how this method differs from obtaining an updated appraisal. Describe the considerations you give to each and the factors used to determine which one is more preferable under varying circumstances. Fully explain why you believe using an internally developed estimate is more representative of the current market value.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

f.	If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which addresses your process and procedures for estimating the fair value of the collateral for these loans.

Response: The Company will amend the 2008 Form 10-K and each of its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 to provide the disclosures that this Comment requests. In addition, the Company does not believe that it has adequately addressed this Comment in its Quarterly Report on Form 10-Q for the period ended September 30, 2009. Accordingly, the Company will file an amendment to that filing to address this Comment.

In response to this Comment, the Company provides supplementally the following information, which address the Bank’s policies and procedures in utilizing external appraisals.

The Bank requires real estate appraisals prepared by external professional appraisers for all transactions greater than $250,000, at each of the following times – (i) prior to the initial transaction being funded, (ii) when a loan becomes classified and the appraisal is greater than 12 months old, (iii) prior to the loan being renewed or extended if the appraisal in file is greater than six months old and (iv) prior to additional funds being committed or advanced and the appraisal is greater than six months old. The appraisal, based on the date of preparation, becomes only a part of the determination of the amount of any loan write-off, with current market conditions and the collateral’s location being other determinants.

The Bank obtains quarterly risk rating certifications prepared by each loan officer for each loan in the officer’s managed portfolio. All risk rating changes to the Bank’s adversely rated credits are accompanied by an “impairment analysis” form that addresses the value and date of the most recent collateral assessment, whether it was an appraisal or other means of evaluation, and identifies a “short fall”, or “specific reserve,” amount that becomes part of the organization’s loan loss provision. A loan is usually written down, or a “specific reserve” established, during the quarterly review of watch list loans. In addition, the Bank will place a loan on non-accrual status the earlier of its being 90 days delinquent, its being identified as unable to pay according to the loan terms, or when it is highly likely that all or part of the principal will not be repaid.

Generally, there are differences between the fair value of collateral as presented in the appraisal and the amount charged off, but at this time the Company does not have reports that provide historical data that indicates these amounts. The Company may identify collateral deterioration not only by the use of appraisals, but also based on current market sales data, including price and absorption, as well as input from real estate sales professionals and developers, county or city tax assessments, market data and on-site inspections by Bank personnel. Internally prepared estimates generally result from current market data and actual sales data related to the Bank’s collateral or where the collateral is located. External appraisal values generally reflect values that are based on broader market data and future results over a defined time period and discounted back to present time. Internally prepared estimates use actual current data for similar properties in similar locations.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

The Company estimates the fair value on impaired collateral based on published market data for similar real estate in similar locations. The Company also obtains information from real estate professionals, including agents, developers, appraisers and investors about the area where the collateral is located, as well as the type of the real estate collateral. Actual negotiated offers from third party buyers to purchase the real estate collateral will impact any charge-off or specific reserve amount. Stress testing, which reflects a sensitivity analysis as to vacancy allowances, absorption rate, changes in net operating income and related factors, also provides insight into current values.

Note 26. Preferred Stock, page 80

12.	Please revise to disclose the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

a.	Clearly identify the assumptions used to calculate the fair value of the preferred stock.

b.	Clearly identify how you determined the relative fair value of the preferred stock and the warrants.

c.	Clearly identify how those factors were considered in the calculation of the accretion amount reported.

d.	Quantify the discount rate used to value the preferred stock.

Response: The Company will amend the 2008 Form 10-K to provide the disclosures that this Comment requests. The Company provides supplementally the following information.

The Company allocated the proceeds from the issuance of the preferred stock and the warrants based on the relative fair value of the warrants as compared to the fair value of the preferred shares. The Company determined the fair value of the warrants using a Black-Scholes model. The Company used the following assumptions: stock price volatility of 27.5%, a dividend yield of 0.50%, a risk-free rate of 1.35% and an expected life of five years. The Company determined the fair value of the preferred shares based on a discounted cash flow model using an estimated life of 50 years and a discount rate of 12%. Based on the resulting fair values, the preferred stock represented 94% of the total fair value and the warrants represented 6% of the total fair value. As a result, the Company allocated $16.643 million to preferred stock and $1.037 million to the warrants.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

The Company will accrete the resulting discount on the preferred shares through retained earnings over the five year estimated life using the effective interest method, with a corresponding increase to the carrying value of the preferred stock.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 81

13.	Please revise this section in your Form 10-K for the year ended December 31, 2008, and Item 4 in your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009, to disclose the fact that you did have a change in accountants during the fiscal year ended December 31, 2008. Please also include a reference to your Form 8-K filed on June 26, 2008 which contains additional disclosures related to your change in accountants.

Response: The Company acknowledges that Item 9 of Form 10-K requires the Company to disclose the information required by Item 304(b) of Regulation S-K. That Item requires the disclosure of any disagreements and reportable events, as described in Item 304, in connection with a change in a company’s accountants. The Company confirms that there were no such disagreements or reportable events to be disclosed under Item 304(b) of Regulation S-K, and thus the Company had no disclosure to include under Item 9 of the 2008 Form 10-K.

The Company notes further that Item 304(b) does not require the disclosure of the fact that there was a change in accountants during its fiscal year. Such disclosure is required by Item 304(a) of Regulation S-K. Even if such disclosure were required in the 2008 Form 10-K, the Company notes Instruction 1 to Item 304, which permits the Company to not provide such disclosure if it has been previously reported as that term is defined in Rule 12b-2 under the Exchange Act. The Company previously reported the change in accountants during the fiscal year ended December 31, 2008 in a Current Report on Form 8-K filed on June 26, 2008.

The Company is unaware of any express disclosure obligation with respect to a change in accountants in Form 10-Q filings. As a result, the Company did not include any such disclosure in either of its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009. The Company notes that Item 4 of Form 10-Q requires the Company to assess the effectiveness of its disclosure controls and procedures as of the end of the period covered by the Form 10-Q. The Company has made the determination that its change in accountants in 2008 was not a factor in the effectiveness of its disclosure controls and procedures as of each of March 31, 2009 and June 30, 2009. Accordingly, the Company did not include a reference to the change in accountants in its 2009 periodic filings.

The Company respectfully requests that it not be required to make the revisions requested by this Comment, as such disclosure would not be relevant to the disclosure previously provided.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Form 10-Q for the quarter ended June 30, 2009

Financial Statements

Consolidated Statements of Financial Condition, page 3

14.	We note you reclassified loans and foreclosed real estate covered by the shared-loss agreement with the FDIC for the SFSB acquisition to a separate line item called “FDIC covered assets” at June 30, 2009. Please revise to include these loans, foreclosed real estate and the FDIC receivable within their respective balance sheet classifications. For example, you may present a separate line item on the face of your balance sheet within your total loans titled “Loans – covered assets,” but this balance should be before the “Allowance for loan losses” and “Net loans” subtotal.

Response: The Company notes that it is still in the process of addressing the accounting issues associated with the shared-loss agreements with the FDIC. The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that this Comment requests.

As the Company disclosed in its Quarterly Report on Form 10-Q for the period ended September 30, 2009, the Company acquired certain assets, including loans and other real estate subject to the FDIC shared-loss agreements, in the transaction involving the failed Suburban Federal Savings Bank (“SFSB”). The Company accounted for this transaction in accordance with SFAS No. 141(R), which requires the Company to record the assets acquired and liabilities assumed at their acquisition date fair values. In addition, impaired loans that were acquired are accounted for under SOP 03-3.

In determining the fair value of the impaired loans at the acquisition date, the Company engaged a third party to perform a full credit review of the loans acquired to assess the creditworthiness of each borrower, and to determine which loans were impaired. In addition, the Company engaged another third party to determine the fair value of the assets acquired in order to establish the Company’s investment in the assets. In determining the fair value, the Company made assumptions regarding the risk characteristics of the borrowers associated with such assets, including default probabilities, interest rates, expected cash flows, and any underlying collateral.

In order to be able to present the appropriate accounting presentation under SFAS No. 141(R) and SOP 03-3, the Company must review the details of each loan individually to create the correct valuation. Due to the volume of data that is necessary for the Company to evaluate for this purpose, the Company has recorded provisional amounts for the covered loans and related FDIC receivable for the quarterly period ended September 30, 2009. As a result, material adjustments to the provisional amounts may be necessary once the Company completes its evaluation. In addition, due to the existence of the FDIC shared-loss agreements, the Company is in the process, after application of data on a per loan basis, of identifying the value of the FDIC receivable asset and will account for this asset separately from the loans covered by the shared-loss agreements.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

The Company expects that full application of the SFSB transaction under SFAS No. 141(R) and SOP 03-3 will be complete by January 29, 2010 and thus reflected in both the amended filings in response to this Comment Letter and the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

In addressing the issues described above, the Company will file amendments to each of its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and September 30, 2009 to provide the appropriate financial statement presentation that this Comment requests.

Note 4. Mergers and Acquisitions, page 10

15.	You disclose on page 11 that you recorded a one-time gain of $21.3 million as a result of the acquisition of SFSB’s operations. Please address the following:

a.	Tell us in detail how you valued the assets and liabilities for purposes of computing the purchase price allocation that resulted in the gain.

b.	Tell us in detail how you valued the FDIC receivable for covered assets.

Response: The Company purchased loans and other real estate from the FDIC in its acquisition of the operations of SFSB at their initial book value, written down to their fair value at the time of acquisition and then adjusted to reflect the “indemnification” receivable from the FDIC to the Company. The Company then took this recorded fair value and applied, from its negative bid of $45 million, its portion of the fair market value adjustment of $23.8 million to derive the net fair market value of $296.3 million.

Certificate of deposits (CDs) were marked to market using a third-party analysis of cash flow, interest rate, maturity dates or weighted average life, balances, attrition rates, and current market rates. Total market value for the CD portfolio as determined by the third party is as follows:

Certificate of Deposits Market Value Summary	Balance at 1/30/2009	Market Value at 1/30/2009
Suburban Regular CDs	$224,370,504	$225,832,205
QuickRate CDs	2,266,010	2,259,324

Total	$226,636,514	$228,091,529

Market Premium		$1,455,015

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

	Balance at 1/30/2009	Market Value at 1/30/2009	Implied Premium to Balance
Suburban Regular CDs	$224,370,504	$225,832,205	0.65%
QuickRate CDs	2,266,010	2,259,324	-0.30%

	Months	Years
Weighted Average Life of Regular Time Deposits	9.93	0.83
Weighted Average Life of QuickRate CDs	4.59	0.38

Weighted Average Interest Rate of Regular Time Deposits	4.03%
Weighted Average Discount Rate in Mark-to-Market Analysis	2.58%

Weighted Average Interest Rate of QuickRate CDs	0.25%
Weighted Average Discount Rate in Mark-to-Market Analysis	3.27%

CDs were marked up by a total of $1,455,015 and amortized to interest expense over a 10-month period ending in November 2009 based on the third party’s valuation.

The core deposit intangible was valued based on the same type of analysis as above, based on a 105-month amortization period for a total of $2,157,844 as shown below.

Deposit Account Type	Gross Balance	Fair Value	Fair value as a % of Balances
Noninterest-Bearing Demand Deposits	$4,001,473	$181,438	4.53%
Interest-Bearing Demand Deposits	51,496,459	1,194,500	2.32%
Savings Deposits	18,992,169	400,586	2.11%
Time Deposits	224,370,502	0	0.00%

Subtotal	$298,860,603	$1,776,524	0.59%
Internal Accounts	168,352	0	0.00%
QuickRate CDs	2,267,000	0	0.00%

TOTAL	$301,295,955	$1,776,524	0.59%

Calculation of Tax Benefit Related to Customer Relationship Intangible
Gross Value of Customer Relationship Intangible		$1,776,524
Amortization Benefit
Discount Rate	13.50%
Tax Rate	39.5%
Tax Amortization Period	15

PV of Tax Amortization Benefits		381,321

Value of Customer Relationship Intangible		$2,157,844

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

The Company engaged two external firms to valuate credit quality and fair market value of the loan portfolio. An external credit review firm performed a 100% credit review on the entire portfolio and rated each of the loans into several homogenous pools of credit risk and levels of impairment. A consulting firm specializing in fair market valuations then used the credit review performed by the credit review firm to determine the current fair market as defined in SFAS No. 157, “Fair Value Measurements” (ASC 820 Fair Value Measurements and Disclosures). The consulting firm based its fair value assessment on several measures, including asset quality, contract interest rates, current market interest rates, and other underlying factors. The consulting firm’s valuation analysis divided the portfolio into the following segments:

•	Acquisition, development, and construction loans

•	Residential first mortgage loans

•	Consumer real estate loans

•	Commercial real estate loans

The consulting firm utilized three general approaches to the valuation – the asset-based approach, the market approach, and the income approach. The cost approach was not deemed meaningful.

•

For the asset-based approach, the consulting firm considered the impairment analysis that the credit review firm undertook. This approach indicates a value based on the underlying collateral value, rather than the income generated by the loans themselves.

•

For the market approach, the consulting firm looked to the prices of loans sold in auctions conducted on behalf of the FDIC involving loans originated by failed banks. Also, the consulting firm looked to the reported prices obtained by publicly traded banks in dispositions of acquisition, development and construction loans.

•

For the income approach, the consulting firm prepared a discounted cash flow analysis, including assumptions as to defaults and prepayments. The indications of value derived above were then weighted to determine the fair value of each segment of the loan portfolio.

The consulting firm’s development of an indication of fair value using the credit review firm’s analysis for the asset-based approach included the following steps:

•	Fair Value of the Collateral – The consulting firm calculated the fair value of the collateral based on the credit review firm’s analysis and market data.

•	Holding Period until Liquidation – The consulting firm assumed a one year holding period until an investor could generate cash flow by liquidating the collateral.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

•

Discount Rate – The discount rate reflects the return demanded by a market participant for holding a risky asset – in this case, a loan and, ultimately, real estate in the most likely collection scenario where a foreclosure occurs.

To apply the market approach, the consulting firm looked to auctions of loans conducted on behalf of the FDIC involving loans obtained from failed banks. Given the comparability of SFSB’s situation to the other failed banks (i.e., they all failed), these transactions are deemed to provide meaningful valuation evidence regarding the values placed by market participants on the loans of failed institutions.

•

Impaired Loans – The FDIC sold non-performing residential mortgage loans for 35% of book value. The consulting firm used this percentage for the impaired loans and scaled the percentage upward for the potentially impaired and non-impaired loans.

•

Potentially Impaired Loans – The FDIC sold “sub-performing” loans for 62% of book value, which exceeds the pricing received for performing loans. While the FDIC does not define sub-performing, the potentially impaired loans are similar in that they are in a category between performing and non-performing. The consulting firm could see no economic reason, however, that sub-performing loans should be worth more than performing loans. Therefore, the fair value of the potentially impaired loans is based on the midpoint of the market value/book value ratios for the non-performing (35%) and performing loans (58%) sold by the FDIC, which is 47%.

•	Non-Impaired Loans – The FDIC sold performing loans for prices averaging 58% of book value.

The consulting firm implemented the income approach by projecting the cash flows, adjusted for defaults and prepayments, generated by the subject portfolio. In order to value the loans, the consulting firm grouped the loans into homogeneous pools to which similar valuation assumptions could be applied. Using the loan data that the Company provided, these homogeneous pools (referred to in the analysis as “replines”) were formed by aggregating loans with the following similar characteristics:

•	Type of Loan (first or second mortgage);

•	Type of Interest Rate (fixed or variable rate);

•	Delinquency Status (days past-due range);

•	Interest Rate Range; and

•	Remaining Term Range.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Using the characteristics of the loans in each repline (i.e., loan type, balance, interest rate, maturity date, and delinquency status) and the consulting firm’s assumptions as to prepayment rates, default rates, and loss severities, the cash flow of the loans in each repline are projected and discounted to the present. The sum of the values for each repline represents the conclusion of value for the portfolio. The values derived using the three methods were then weighted to derive the final conclusion of value. The weights were applied as follows:

•

Credit Review Firm Analysis, As Adjusted: 50% for the impaired and potentially impaired loans. The credit review firm did not estimate impairment for the non-impaired loans; therefore, no value could be derived using this approach for the non-impaired loans. This method was weighted because it incorporates the only relatively current estimate as to the fair value of the underlying collateral.

•

FDIC Loan Sale Data: 25% for the non-impaired loans and 50% for the impaired loans and potentially impaired loans. The consulting firm weighted this method because it reflects the prices obtained in recent auctions of loans originated by failed banks.

•

Income Approach: 75% for the non-impaired loans and 0% for the impaired loans. For the non-impaired loans, the consulting firm placed more weight on the income approach than the FDIC loan sale data because of the lack of information regarding the performance of the loans included in the FDIC auction, as well as the ability to incorporate the specific characteristics of the subject loans into the discounted cash flow analysis. For the impaired loans, the consulting firm placed no weight on the income approach. A large proportion of the impairment on the impaired loans is attributable to the lot loans included in the residential mortgage data file. These loans are generally included in the impaired and potentially impaired categories, rather than the non-impaired category. Therefore, the default rate used for the impaired and potentially impaired categories in the income approach likely understates the extent of the losses on these two loan categories.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Under the shared-loss agreements, the FDIC will reimburse the Bank for 80% of all losses, including expenses associated with liquidating and maintaining properties arising from covered loan assets, on the first $118 million of all losses on such covered loans, and for 95% of losses on covered loans thereafter. Based on the fair market valuation study performed by the consulting firm as described above, the following values were assigned:

	(a)	(b)	(c) = (a) - (b)	(d) = 80% of (b)	(e) = (d) + (e)	(f) = (a) - (e)

SFSB Loans Acquired from FDIC	Initial Book Value Purchased from FDIC	Fair Market Value Write Down	Fair Market Value	FDIC Loss Recovery (80%) (Indemnification Assets)	Fair Value including FDIC Recovery	Net Discount
Total Loans	$300,264	$108,786	$191,478	$87,029	$278,507	$(21,757)
Other Real Estate	19,844	10,117	9,727	8,093	17,820	(2,023)

	$320,108	$118,903	$201,205	$95,122	$296,327	$(23,780)

The amounts reflected as “FDIC Loss Recovery” in the table presented above indicate the Company’s initial estimate of the amount that it expected to recover from the FDIC and thus represents the Company’s acquisition date estimate of the “indemnification” receivable.

Note 5. Goodwill and Intangible Assets, page 11

16.	We note that you recorded an adjustment of $2.9 million in the second quarter of 2009 to your December 31, 2008 goodwill balance. You disclose the adjustment was made to reflect the fair value of the options acquired by you at the time of your acquisition of TFC and BOE in May 2008. Please revise to disclose the specific facts and circumstances that warranted an increase in the fair value of the stock options and, consequently, an adjustment to your goodwill balance. Please refer to paragraphs 71 and 72 of SFAS 141(R) for guidance.

Response: During 2008, the Company discovered that there was an error in the fair value of stock options that the Company issued in settlement of TransCommunity Financial and BOE Financial stock options outstanding as of the respective merger dates. In an attempt to correct this valuation error, the Company inadvertently posted an adjustment twice to its financial statements in the third quarter of 2008. The offset to this entry was deferred taxes, and there was no change in the actual fair value of the options. To correct this error, the Company restated its balance sheet at December 31, 2008 in its Quarterly Report on Form 10-Q for the period ended June 30, 2009.

The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to clarify this disclosure.

17.	We note that you recorded a $24.0 million goodwill impairment charge during the second quarter of 2009. Please address the following:

a.	Tell us the reporting unit level at which you test goodwill for impairment and your basis for that determination.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

b.	Tell us each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable us to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

c.	Tell us how you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

d.	Provide us with a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

e.	Tell us how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

f.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, to the extent material, please also revise to disclose the information requested above.

Response: The reporting unit was defined as “Community Bankers Trust Corporation,” as the Company has determined that it has no reportable segments or “components” of a segment, as defined in SFAS No. 142, “Goodwill and Other Intangible Assets” (ASC 350 Intangibles – Goodwill and Other).

The Company used and weighted two valuation methods in determining the fair value of the reporting unit – the guideline transaction method and the discounted cash flow method. The guideline transaction method uses actual change-of-control transactions involving entities similar to the reporting unit. These transactions consist of merger and acquisition transactions involving financial institutions, and the Company derived the fair value of the reporting unit based on the price/tangible book value multiples and core deposit premiums reported in these transactions. The Company used this method as it reflects the guidance in SFAS No. 142, which is consistent with SFAS No. 157, that “the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities . . . .”

The discounted cash flow analysis relies upon a projection of future cash flows, the present value of which represents the value of the reporting unit. Management supplied projections of the reporting unit’s future balance sheets and income statements, which were used in the analysis. Under the discounted cash flow method, the value of the reporting unit is the sum of the distributable cash flows generated by the reporting unit and a terminal value in 2013

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

representing the value of all future cash flows. The Company used the discounted cash flow method because market participants commonly use discounted cash flow analyses in acquisitions of financial institutions, as the value of an enterprise is equal to its future cash flows. Further, SFAS No. 142 indicates that, “A present value technique is often the best available technique with which to estimate the fair value of a group of net assets (such as a reporting unit) . . . .”

The Company then compared the conclusion of value indicated by the preceding valuation methods to the Company’s market capitalization and the valuation multiples for a group of comparable publicly traded banks to the Company.

In determining a conclusion of value for the reporting unit, the guideline transactions method received two-thirds of the total weight (split equally between the indications of value based on tangible book value and core deposits), and the discounted cash flow method received one-third of the total weighting. This weighting methodology reflects that actual transactions involving enterprises with similar characteristics to the subject reporting unit provide the most meaningful indication of value. The Company weighted the discounted cash flow method as it is commonly employed in the financial services industry and represents a value based on the future cash flows generated by the reporting unit.

The material assumptions used and the sensitivity in them for the two valuation methods used are as follows:

•

The guideline transactions method derives the fair value of the reporting unit using (a) the reporting unit’s tangible book value and core deposits at May 31, 2009 and (b) multiples of tangible book value and core deposits derived from marketplace transactions, as reported by SNL Financial. The multiples were derived from two groups of transactions – (a) transactions announced between June 1, 2008 and May 31, 2009 involving banks located nationwide with assets greater than $250 million and (b) transactions announced between June 1, 2008 and May 31, 2009 involving banks and thrifts located in the Mid-Atlantic region. A change in the price/tangible book value multiple by 10% would affect the value by a like amount. A change in the core deposit premium by 10% would affect the value by approximately 2%.

•

The discounted cash flow method relies upon a projection of the reporting unit’s future financial performance, including assumptions as to its future balance sheet growth, asset composition, funding mix, asset quality, capital levels, net interest income, non-interest income, non-interest expenses, loan loss provision, income taxes, and distributable cash flows. In addition, the discounted cash flow method requires a terminal value, which reflects the value of the reporting unit after the end of the finite forecast period. The terminal value is a function of the reporting unit’s projected 2013 net income and tangible book value, and multiples of net income and tangible book value. The Company then discounts the projected future cash flows and terminal value to the present at a discount rate derived from marketplace assumptions as to returns demanded on equity investments.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

•

Particularly significant assumptions in the discounted cash flow method include (a) the reporting unit’s future net income and distributable cash flows, (b) the terminal multiple of earnings or tangible book value, and (c) the discount rate.

The following table shows the sensitivity of the indicated value using the discounted cash flow method ($140,562,000) to changes in 2013 net income and the terminal multiple of earnings.

Range of Year 2013 Earnings		Sensitivity Analysis — P/E Multiple vs. 2013 Net Income
		Terminal Value Multiple
		8.5	9.5	10.5	11.5	12.5	13.5	14.5
	$18,753	$121,798	$126,585	$131,372	$136,158	$140,945	$145,732	$150,519
	$19,253	$122,883	$127,797	$132,712	$137,626	$142,541	$147,455	$152,369
	$19,753	$123,968	$129,010	$134,052	$139,094	$144,136	$149,178	$154,220
	$20,253	$125,053	$130,222	$135,392	$140,562	$145,731	$150,901	$156,070
	$20,753	$126,138	$131,435	$136,732	$142,029	$147,327	$152,624	$157,921
	$21,253	$127,222	$132,647	$138,072	$143,497	$148,922	$154,347	$159,772

The May 31, 2009 valuation of the reporting unit represents the first goodwill impairment test conducted for the reporting unit since the completion of the transactions giving rise to goodwill.

The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that this Comment requests in the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, to the extent material.

In addition, in preparing and completing the amended filing described in the preceding paragraph, the Company will review the discussion included in its Quarterly Report on Form 10-Q for the period ended September 30, 2009 and determine whether it should file an amendment to that filing to address this Comment.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Note 6. Fair Value Measurements, page 13

18.	We note you include your goodwill balance as a Level 3 asset measured at fair value on a non-recurring basis in your SFAS 157 disclosures on page 11 of your Form 10-Q for the period ended March 31, 2009, although no goodwill impairment charge was taken in first quarter 2009. We also note that you do not include goodwill in your SFAS 157 non-recurring asset disclosure on page 14 in this Form 10-Q, despite the fact that you recorded a $24.0 million goodwill impairment charge in the second quarter 2009. Please address the following:

a.	Tell us whether you evaluated goodwill for impairment during the quarter ended March 31, 2009. If you did not evaluate it for impairment during first quarter, please tell us why you included the balance in your non-recurring fair value disclosures.

b.	Revise your tabular disclosure on page 14 to include goodwill as an asset measure at fair value on a non-recurring basis. Further, revise Note 6 to disclose the information required by paragraph 20(a) of FSP SFAS 157-4.

Response: The Company did not evaluate goodwill for impairment during the quarter ended March 31, 2009. The Company inadvertently included “goodwill” in its non-recurring fair value disclosures in the Quarterly Report on Form 10-Q for the period ended March 31, 2009. Accordingly, the Company will amend that filing to correct that disclosure issue.

The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that the second part of this Comment requests. The Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, as filed with the Commission on November 16, 2009, includes the disclosures that this Comment requests.

19.	We note your disclosure on page 13 that those available for sale securities classified as Level 2 are fair value based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows. Please revise to disclose the following related to these models:

a.	The number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements;

b.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from the pricing models;

c.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets in the fair value hierarchy; and

d.	If material, a discussion of how increases and decreases in the aggregate fair value of your assets may affect your liquidity and capital resources.

Response: The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that this Comment requests.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

In its revised disclosures, the Company will disclose the number of quotes or prices that the Company generally obtains per instrument and how it determines the ultimate value that it uses in its financial statements, how and why the Company adjusted quotes or prices that it obtained from the pricing models, the procedures that the Company performed to validate the prices that it obtained to ensure the fair value determination is consistent with SFAS No. 157 and to ensure that it properly classified its assets in the fair value hierarchy, and a discussion of how increases and decreases in the aggregate fair value of the Company’s assets may affect its liquidity and capital resources.

In addition, the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, as filed with the Commission on November 16, 2009, includes the disclosures that this Comment requests.

20.	Please revise to disclose your equity securities and debt securities that are available for sale by major security types as required under paragraph 20(b) of FSP SFAS 157-4.

Response: The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that this Comment requests.

In addition, the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, as filed with the Commission on November 16, 2009, includes the disclosures that this Comment requests.

21.	Please revise your SFAS 107 disclosures beginning on page 14 to disclose the valuation method(s) and significant assumptions used to estimate the fair value of financial instruments or changes to such method(s) from prior periods as required by paragraph 9 of FSP SFAS 107-1/APB 28-1.

Response: The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that this Comment requests.

In addition, the Company will amend its Quarterly Report on Form 10-Q for the period ended September 30, 2009, as filed with the Commission on November 16, 2009, to include the disclosures that this Comment requests.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Note 9. FDIC Covered Assets, page 18

22.	We note your disclosure regarding your shared-loss agreements with the FDIC related to the acquisition of substantially all the assets and assumption of substantially all the liabilities of SFSB. Please revise to include the following in your disclosure:

a.	How you determined the fair value of the “FDIC receivable for covered assets” amount, including citing the authoritative literature you used to support your accounting treatment.

b.	The assumptions considered in arriving at the originally recorded amounts, as well as assumptions considered in your subsequent accounting.

c.	How you intend to account for this agreement going forward (i.e. indemnification or derivative accounting), and if you considered the agreement in determination of your allowance.

d.	In your table of the assets acquired subject to the terms of the loss sharing agreement, please include the corresponding loss sharing limits for each category. Your presentation should be at a level of granularity consistent throughout your annual and interim filings (e.g. by loan type, such as those discussed on page 17 of your Form 10-Q).

Response: The Company notes that it is still in the process of addressing the accounting issues associated with the shared-loss agreements with the FDIC. The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that this Comment requests.

The Company refers the Staff to its response to Comment 14 above for an explanation of the accounting treatment that it has used to date with respect to these issues. The Company expects that full application of the SFSB transaction under SFAS No. 141(R) and SOP 03-3 will be complete by January 29, 2010 and thus reflected in both the amended filings in response to this Comment Letter and the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

In addressing the issues described above, the Company will file amendments to each of its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and September 30, 2009 to provide the appropriate disclosure that this Comment requests.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

23.	We note your disclosure related to SOP 03-3 loans and foreclosed real estate covered by the shared-loss agreement between you and the FDIC. Please revise to include the following in your disclosure:

a.	How you considered prepayments in the determination of contractual cash flows and cash flows expected to be collected as required by paragraph .14 of SOP 03-3.

b.	The amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to or form nonaccretable difference during the period, as required by paragraph .16(a)(2) of SOP 03-3.

Response: The Company notes that it is still in the process of addressing the accounting issues associated with the shared-loss agreements with the FDIC. The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that this Comment requests.

The Company refers the Staff to its response to Comment 14 above for an explanation of the accounting treatment that it has used to date with respect to these issues. The Company expects that full application of the SFSB transaction under SFAS No. 141(R) and SOP 03-3 will be complete by January 29, 2010 and thus reflected in both the amended filings in response to this Comment Letter and the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

In addressing the issues described above, the Company will file amendments to each of its Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and September 30, 2009 to provide the appropriate disclosure that this Comment requests.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Income Taxes, page 27

24.	Please address the following regarding the realizability of your deferred tax asset:

a.	Tell us how you considered the guidance in paragraph 23 of SFAS 109 when concluding that a valuation allowance was not necessary at December 31, 2008, March 31, 2009 and June 30, 2009.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

b.	Tell us and revise to provide additional detailed disclosure of both the specific positive and negative evidence considered in determining the extent of any valuation allowance. Refer to paragraphs 23-24 of SFAS 109.

c.	Tell us specifically how you considered the tax implications of the goodwill impairment and the one time gain on acquisition of SFSB in evaluating whether you were in a three-year cumulative net loss position.

d.	Considering this analysis, tell us how you considered the guidance in paragraph 103 of SFAS 109 in evaluating the realizability of the deferred tax asset.

e.	Where you have utilized forecasts and/or projections regarding future earnings, discuss the related assumptions (including horizon) and tell us how those assumptions changed during the reporting periods. Specifically, tell us whether the loss incurred in the quarter ended June 30, 2009 were in line with the projections you made when determining the need for a valuation allowance as of December 31, 2008, March 31, 2009 and June 30, 2009.

f.	To the extent that you plan to rely upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, revise to disclose that fact and provide a brief description of such strategies.

g.	To the extent you have recorded a partial valuation allowance, revise to clearly disclose how you determined the amount of the partial allowance and your basis for the determination that a partial rather than a full allowance was appropriate. Specifically discuss how you determined which of your deferred tax assets were more likely than not realizable and which were not more likely than not realizable when you computed your valuation allowance.

h.	To the extent you continue to conclude that a valuation allowance is not necessary, please revise to state specifically that you believe it is “more likely than not” that your deferred tax assets are realizable. Refer to paragraph 17(e) of SFAS 109.

i.	Provide a tabular roll forward of any valuation allowance in the footnotes to the financial statements.

Response: As a result of the Company’s acquisition of the operations of SFSB on January 30, 2009, as subject to shared-loss agreements with the FDIC, the Company had significant taxable temporary differences in excess of deductible temporary differences at each

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

of March 31, 2009 and June 30, 2009. The character and reversal of these taxable temporary differences matches the character and reversal of the deductible temporary differences sufficient to support a conclusion that a valuation allowance was not necessary at those dates as discussed in SFAS No. 109, “Accounting for Income Taxes” (ASC 740 Income Taxes).

At December 31, 2008, the Company reported approximately $1 million of net deferred tax assets and indicated that no valuation allowance was required at that date. In considering the guidance in SFAS No. 109, the Company noted that approximately $10 million of taxable income was collectively reported in the three-year period 2006 through 2008 by the Company and its predecessors, TransCommunity Financial and BOE Financial. The only income tax return during that time period that showed a net loss was the separate return for TransCommunity Financial for the stub period from January 1, 2008 through May 31, 2008, the date of its acquisition by the Company. The taxable loss shown on that return was approximately $2.8 million; however, that amount was after deduction of $1.8 million of one-time merger related expenses for contract cancellations, merger-related compensation, and abandonment of assets. On a pro forma basis, the Company and its predecessors would have reported collectively a taxable loss of $0.7 million for the year ended December 31, 2008, which, after adjustment for non-recurring, merger-related expenses, would translate into taxable income of approximately $1.1 million. Thus, the Company determined that negative evidence in the form of cumulative losses in recent years was not present. In addition, the Company determined that none of the examples of negative evidence enumerated in SFAS No. 109 existed as of December 31, 2008.

When considered in combination, the Company and its predecessors have exhibited a strong earnings history. BOE Financial had a history of positive earnings extending back many years, and TransCommunity Financial, which began business in 2001, had begun to produce taxable income primarily as a result of cost savings resulting from the combination of its four existing banks into a single institution during 2007. In addition, upon its acquisition of TransCommunity Financial and BOE Financial, the Company added over $50 million of earning assets to those of TransCommunity Financial and BOE Financial, which it expected would add additional earnings to those of the acquired entities.

The impairment expense of $24.0 million related to goodwill for which amortization was not deductible for tax purposes. Thus, pursuant to SFAS No. 109, the Company never established a deferred tax liability for the difference between the tax basis of the goodwill and the amount reported in the statement of financial position (book basis). In keeping with the proscribed treatment, the impairment expense was a permanent book/tax difference, and thus the Company did not record a tax benefit and there was no impact on recorded deferred tax assets or liabilities.

For financial reporting purposes, a gain of $21.2 million was recognized as a result of the acquisition of SFSB’s operations. Preliminary analysis of the tax impact indicates that the Company will defer and recognize ratably a taxable gain of approximately $13.0 million over the

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

six year period from 2009 through 2015 pursuant to federal tax regulations. In addition, the Company expects approximately $8.2 million of fixed assets, core deposit intangibles and miscellaneous assets to have a tax basis of zero. The resulting reporting differences required the initial recognition of approximately $7.2 million of deferred tax liabilities, which caused the Company to move from a net deferred tax asset position at December 31, 2008 to a net deferred tax liability position at SFSB’s acquisition date and continued through June 30, 2009. The Company expects all but approximately $1.1 million of the deferred tax liabilities related to the SFSB operations to reverse by 2015.

Based on the available evidence, the Company concluded that realization of its deferred tax assets met the more-likely-than-not standard of SFAS No. 109.

SFAS No. 109 states in part, “To the extent that evidence about one or more sources of taxable income is sufficient to eliminate any need for a valuation allowance, other sources need not be considered.” Thus, as discussed above, the Company determined that no valuation allowance was required without relying on forecasts/projections of future taxable income. In addition, the Company determined that no valuation allowance was required without relying on tax planning strategies.

The Company has determined that a tabular roll-forward of valuation allowance is not applicable because there is no valuation allowance required.

The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that this Comment requests, as described above.

In addition, in preparing and completing the amended filing described in the preceding paragraph, the Company will review the discussion included in its Quarterly Report on Form 10-Q for the period ended September 30, 2009 and determine whether it should file an amendment to that filing to address this Comment.

Asset Quality, page 28

25.	We note your asset quality and allowance disclosures on pages 28 and 29. We believe a best practice would be to present this information gross, including the FDIC covered assets, with transparent quantification of the amount of covered assets included as well as quantification of the impact the covered assets have on the data. As such, please revise to present this information gross with accompanying additional disclosures relating to the covered assets.

Response: The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that this Comment requests.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

The Company acknowledges that its Quarterly Report on Form 10-Q for the period ended September 30, 2009, as filed with the Commission on November 16, 2009, does not include the disclosures that this Comment requests. As described in more detail in the response to Comment 14 above, the Company notes that it is still in the process of addressing the accounting issues associated with the shared-loss agreements with the FDIC. Accordingly, the Company determined that it would be most accurate to keep the covered loans and non-covered loans separate when discussing asset quality and the allowance for loan losses in its most recent Form 10-Q. In addition, within the covered loans section, the Company notes that it did disclose covered loan asset quality measures as a percentage of the entire portfolio. As the Company completes the SOP 03-3 work for the 2009 periods, the Company will develop new asset quality disclosures that best describe the quality of the entire portfolio and its parts, including further disclosures on how the allowance for loan losses is impacted by covered and non-covered loans. Thus, the Company will also amend its Quarterly Report on Form 10-Q for the period ended September 30, 2009 to provide the disclosures that this Comment requests.

26.	We note the continued deterioration in the credit quality of your loan portfolio during the quarters ended March 31, 2009 and June 30, 2009, which resulted in a significant increase in your ratio of nonaccrual loans to total gross loans, including the covered assets, from 0.9% at December 31, 2008 to 6.9% at March 31, 2009 to 12.3% at June 30, 2009. Based on your disclosure on page 28, we note that a portion of the $20.7 million increase in your nonperforming assets related to two borrowers with loans totaling $11 million. However, it is not clear from your disclosure the reason for the remaining $9.7 million increase. It is also unclear the types of loans attributing to the increase. Given the significance of the increase in nonperforming assets, please revise to disclose the following:

a.	In order to promote greater transparency within your disclosure, consider including a tabular disclosure of nonperforming assets by loan category.

b.	Discuss whether the remaining $9.7 million increase in nonperforming assets relates to a few large credit relationships or several small credit relationships or both.

c.	If a few large credit relationships make up the majority of your nonperforming assets, discuss those relationships in detail; including:

•	General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.)

•	The type of collateral securing the loan;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship; and

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

•	Provide additional information supporting the allowance for loan loss for each credit.

d.	Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

e.	Disclose any remediation efforts you have taken, or plan to take, to collect on these loans.

Response: The Company will amend its Quarterly Report on Form 10-Q for the period ended June 30, 2009 to provide the disclosures that this Comment requests.

In addition, the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, as filed with the Commission on November 16, 2009, includes the disclosures that this Comment requests.

Item 4. Controls and Procedures

Remediation Steps to Address Material Weakness, page 33

27.	We note your disclosure that the remediation steps taken to address the material weakness included the hiring of additional key members of management and a third party accounting firm to act as your internal auditors. In addition, we note your disclosure under Item 308 of Regulation S-K that there were no other changes in your internal control over financial report (ICFR) during the quarter ended June 30, 2009 that would materially affect your internal control over financial reporting. Please address the following:

a.	Tell us whether the remediation steps you have taken included any policy or procedure changes in your internal controls.

b.	If they did include policy or procedure changes, please tell us how you determined under Item 308 of Regulation S-K that these changes would not materially affect your ICFR.

c.	Please tell us how you considered whether your acquisition of SFSB affected your ICFR, including whether the acquisition resulted in any material changes in ICFR. Refer to Question 7 of “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions” revised on September 24, 2007 which can be found on our website.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

Response: The remediation steps that the Company identified in Item 4 of its Quarterly Report on Form 10-Q for the period ended June 30, 2009 did not include any policy or procedure changes in its internal controls. The Company notes that, for the third quarter of 2009, these remediation steps did include policy and procedure changes, and the Company included disclosure to that effect in its Quarterly Report on Form 10-Q for that period.

The Company expressly disclosed a material weakness and related issues that it determined existed as of June 30, 2009 with respect to its internal control over financial reporting. The Company specifically disclosed that its financial and accounting department has lacked sufficient resources and expertise to properly account for certain non-routine transactions, its policies and procedures have not provided for timely review of significant non-routine transactions and related accounting entries, and it has not maintained sufficient documentation related to the application of GAAP to significant non-routine transactions. The Company also noted that its acquisition of the operations of SFSB and the accounting issues relating to the FDIC shared-loss agreements were “unprecedented” and presented internal control concerns to the Company.

The Company notes that it continues to assess the specific effect of the acquisition of SFSB’s operations on the Company’s internal control over financial reporting, not otherwise described above. As permitted by the guidance that this Comment identifies, the Company will include the acquisition of SFSB’s operations in the annual management report on internal control over financial reporting to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and such disclosure will include material changes in such internal control related to the acquisition of SFSB’s operations during 2009.

Form 8-K filed on July 29, 2009

Exhibit 99.1

28.	We note your presentation of “Tangible Book Value Per Common Share” and “price to common tangible book value.” These financial measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP calculations in the future, please:

a.	Clearly label these financial measures as non-GAAP each time they are presented;

b.	Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

c.	State that in light of diversity in presentation in the market place, the methodology for determining these measures may differ among companies; and

d.	Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures. Please provide us your proposed revised disclosures in your response. Refer to Item 2.02 of Form 8-K and Item 10(e)(1) of Regulation S-K.

Response: The Company will provide the disclosures that this Comment requests to the extent that it plans to provide the non-GAAP financial measures that this Comment identifies or other non-GAAP financial measures in the future.

The Company included “tangible common book value per share” in the earnings press release that it issued for the third quarter of 2009. The Company referred to that financial measure as a non-GAAP financial measure and included a cross-reference to a separate section of the earnings release for an explanation. That explanation was the following:

Non-GAAP Financial Measures

This press release contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (GAAP). Tangible common stockholders’ equity equals total stockholders’ equity less preferred stock, goodwill and identifiable intangible assets. Tangible common book value per share, which was presented earlier in this press release, is computed by dividing tangible common stockholders’ equity by the number of common shares outstanding. Management believes that tangible stockholders’ equity is meaningful because it is one of the measures that the Company and investors use to assess capital adequacy. Management believes that presenting the change in tangible common book value per share provides a meaningful period-to-period comparison of these measures. These disclosures should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. The methodology for determining this measure may differ among companies in light of potential diversity in presentation in the banking industry.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

The following table sets forth the reconciliation of stockholders’ equity to tangible common stockholders’ equity.

(dollars and shares in thousands)	9/30/09	12/31/08
Total stockholder’s equity	$146,600	$163,686
Preferred stock (net)	17,821	17,686
Goodwill	13,152	34,285
Core deposit intangible	17,645	17,163

Tangible common stockholders’ equity	$97,982	$94,552
Shares outstanding	21,468	21,468

Tangible common book value per share	$4.56	$4.40

29.	We note that you present the non-GAAP measures “operating income (loss), as adjusted,” “Adjusted non-interest expense” and “operating income (loss), as adjusted, per basic and diluted share.”. To the extent you include these measures in future filings, please revise to address the following:

a.	Disclose the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

b.	Identify the economic substance behind management’s decision to use such a measure;

c.	Discuss the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

d.	Describe the manner in which management compensates for these limitations when using the non-GAAP financial measure;

e.	Tell us and disclose the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

f.	In particular, tell us and, if you able to support the measure clearly disclose, how you considered and believe you overcame the material limitations on the usefulness of your adjusted per share measure in light of the fact that each of the adjustments made to operating income actually accrue to shareholders.

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

g.	“Oerating income (loss), as adjusted,” and “operating income (loss), as adjusted, per basic and diluted share” are not performance measures that lend themselves easily to a bank’s results of operations in terms of the concept of operating versus non-operating activities. Accordingly, please revise the titles of these measures to more accurately reflect their nature.

Refer to Item 10(e)(1)(i)(D) of Regulation S-K and Questions 8 and 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, for guidance. Also, refer to Item 2.02 of Form 8-K and Item 10(e)(1) of Regulation S-K.

Response: The Company will provide the disclosures that this Comment requests to the extent that it plans to provide the non-GAAP financial measures that this Comment identifies or other non-GAAP financial measures in the future.

The Company notes supplementally that the financial measures that this Comment identifies, and which were presented in its earnings press release for the second quarter of 2009, were not intended to be official performance measures for the Company’s operations. The only purpose of presenting these measures on an adjusted basis was to present the Company’s operating results without the effect of three discrete items – a non-cash goodwill impairment charge of $24.0 million, a special assessment by the FDIC and a $21.3 million gain that the Company recorded in the first quarter with respect to its acquisition of SFSB’s operations. At the time of the disclosure, the Company believed that the measures, presented in such an adjusted manner, could have provided readers with a clear presentation of the results of its core banking operations, which are based generally on interest income, interest expense, the provision for loan losses and non-interest income and expenses that do not relate to the Company’s recent acquisition activity. The Company, however, acknowledges the concerns that the Comment raises in such a presentation and will address them as appropriate in any future presentation of non-GAAP financial measures.

*          *          *          *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

November 30, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (804) 443-8515 or bthomas@essexbank.com if you have any questions or need additional information.

Sincerely yours,

/s/ Bruce E. Thomas
Bruce E. Thomas
Senior Vice President and
Chief Financial Officer